SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

Common Stock, par value of $0.001 per share
(Name of Issuer)

42240P 106
(Title of Class of Securities)

(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42240P 106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Howard Wall III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,270,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,270,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 1,270,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 6.24%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a) Name of Issuer: Healthcare Business Resources, Inc. (b) Address of Issuer’s Principal Executive Offices: 718 Thompson Lane, Suite 108-273, Nashville, Tennessee 37204
Item 2.
(a)    Name of Person Filing
 Howard Wall III

(b)    Address of principal business office or, if none, residence:
c/o Healthcare Business Resources, Inc.
718 Thompson Lane, Suite 108-273, Nashville, Tennessee 37204

(c)    Citizenship:

United States

(d)    Title of Class of Securities: Common Stock, $0.001 par value per share

(e)    CUSIP Number: 42240P 106

Item 4.
Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned: 1,270,000

(b)    Percent of class: 6.24%

(c)    Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 1,270,000

(ii)    Shared power to vote or to direct the vote: 0

(iii)    Sole power to dispose or to direct the disposition of: 1,270,000

(iv)    Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.
Item 8.	Identification and Classification of Members of the Group. Not Applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certifications. Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021	By:	/s/ Howard Wall III
Howard Wall III